UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 19, 2009.

Press Release

ABB third-quarter results to be positively impacted by change of provisions of about $380 million

Zurich, Switzerland, Oct. 19, 2009 — ABB will adjust certain provisions and accruals resulting in an overall reduction of approximately $380 million in the third quarter of 2009.  As a result of that adjustment, ABB expects to announce a net income for the third quarter of approximately $1 billion.

In December 2008, ABB announced that it had reserved for anticipated charges relating to certain compliance, tax and restructuring matters.  Based on developments impacting the third quarter, ABB has made significant positive and negative changes to some of those provisions as well as adjustments to other reserves.

ABB’s provisions as at the end of the third quarter will be impacted primarily by changes in the provisions relating to alleged anti-competitive practices, including, but not limited to, the European Commission’s power transformer decision earlier this month.

ABB’s third-quarter accruals will also include an increase in charges relating to the challenges of doing business in Russia, including the impact of ongoing tax matters.  As a result, ABB continues reviewing the situation and assessing its business model in Russia.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 19, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance